FREIGHT MANAGEMENT CORP.
                         Suite 200, 8275 Eastern Avenue
                              Las Vegas, NV, 89123

                                Ph: 702.938.0496
                                Fax: 702.990.8681

                                                                   March 4, 2008

Ms. Amanda McManus
Branch Chief-Legal
Division of Corporate Finance

Ms. Lauren Nguyen
Division of Corporate Finance

Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549

Via edgar and fax: (202) 551-3642 (2 pages)

Re: Freight Management Corp.
    Registration Statement on Form S-1 Amendment No. 2
    File No. 333-148920
    Filed: February 25, 2008

Dear Ms. McManus and Ms. Nguyen:

Further to your telephone call to Mr. William O'Neal last week, Freight Management Corp. hereby requests acceleration of its Registration Statement on Form S-1 Amendment No. 2, as per the above noted, as of 4:00PM Eastern Standard Time on March 6, 2007, or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

Pursuant to your earlier correspondence, we acknowledge that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Please direct any further queries or responses to Mr. William O'Neal, our corporate attorney.

Yours truly;


/s/ Ibrahim Abotaleb
---------------------------------
Ibrahim Abotaleb, President & CEO

cc: William O'Neal, O'Neal Law Firm - via email and fax